                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2006
                        ----------------------------

                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
                       ----------------------------------
                (Translation of registrant's name into English)

                  30 Finsbury Square, London EC2A 1AG, ENGLAND
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F__X__ Form 40-F____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____ No__X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                    -------

Description of document filed:  Notice of EGM - November 2005
                                -----------------------------

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE VALUE OF SHARES AND THE INCOME FROM THEM CAN FALL AS WELL AS RISE AND YOU MAY NOT RECOVER THE AMOUNT OF MONEY YOU INVEST. YOU SHOULD NOT REGARD ANY OF THE INFORMATION PROVIDED IN THIS DOCUMENT AS A RECOMMENDATION TO BUY OR HOLD SHARES IN AMVESCAP PLC. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION TO BE TAKEN, YOU SHOULD IMMEDIATELY CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

IF YOU HAVE SOLD OR TRANSFERRED YOUR HOLDING OF SHARES IN AMVESCAP PLC, PLEASE SEND THIS DOCUMENT AND THE ACCOMPANYING FORMS OF PAROXY AT ONCE TO THE PURCHASER OR TRANSFEREE OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

                                  AMVESCAP PLC

                     NOTICE OF EXTRAORDINARY GENERAL MEETING
                                       AND
                       NOTICE OF SEPARATE GENERAL MEETING
                            OF ORDINARY SHAREHOLDERS

                         TO BE HELD ON NOVEMBER 1, 2005

Notice of an Extraordinary General Meeting of AMVESCAP PLC to be held at the offices of JPMorgan Cazenove Ltd., 20 Moorgate, London EC2R 6DA on November 1, 2005 at 9:00 a.m. is set out on pages 11 to 14 of this document. Shareholders are requested to complete the accompanying white form of proxy for use at the EGM and return it to the Company's registrars, Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to be received as soon as possible and, in any event, not later than 9:00 a.m. on October 30, 2005.

Notice of a Separate General Meeting to be held at the offices of JPMorgan Cazenove Ltd., 20 Moorgate, London EC2R 6DA on November 1, 2005 at 9:05 a.m. (or as soon thereafter as the Extraordinary General Meeting of the Company convened for the same day has been concluded or adjourned) is set out on pages 15 and 16 of this document. Shareholders are requested to complete the accompanying yellow form of proxy for use at the Separate General Meeting and return it to the Company's registrars (at the address set out above) so as to be received as soon as possible and, in any event, not later than 9:05 a.m. on October 30, 2005. The enclosed yellow form of proxy is for use by the holders of Existing Ordinary Shares only.

Alternatively, Shareholders may lodge their proxies through the CREST system or via the Registrars' Web site, www.capitaregistrars.com, by using the investor code contained on the forms of proxy enclosed with this notice, in each case at any time prior to 9:00 a.m. on October 30, 2005 in respect of the EGM and prior to 9:05 a.m. on October 30, 2005 in respect of the Separate General Meeting.

The return or lodging of a proxy via any of these means will not preclude a Shareholder from attending and voting in person at the EGM and/or the Separate General Meeting as the case may be.

Certain terms used in this document are defined in the section entitled "Definitions" that starts on page 17.

                                TABLE OF CONTENTS

1.   Letter from the Chairman                                                  3

2.   Appendix - Details of the Redenomination                                  6

3.   Notice of Extraordinary General Meeting                                  11

4.   Notice of Separate General Meeting of Existing Ordinary Shareholders     15

5.   Definitions                                                              17

                               EXPECTED TIMETABLE

Latest time and date for white forms of proxy to be received for the        9:00 a.m. on October 30, 2005
Extraordinary General Meeting

Latest time and date for yellow forms of proxy to be received for the       9:05 a.m. on October 30, 2005
Separate General Meeting of Existing Ordinary Shareholders

Extraordinary General Meeting                                               9:00 a.m. on November 1, 2005

Separate General Meeting of Existing Ordinary Shareholders                  9:05 a.m. on November 1, 2005*

Court hearing of petition to confirm the Reduction                                       December 7, 2005

Last day for dealings in Existing Ordinary Shares on the London Stock                    December 7, 2005
Exchange

Date on which the Court Order confirming the Reduction is expected to be                 December 8, 2005
registered by the Registrar of Companies (this is when the Redenomination becomes effective)

First day for dealings in U.S.$ Shares on the London Stock Exchange                      December 8, 2005

* or as soon thereafter as the preceding Extraordinary General Meeting shall have been concluded or adjourned.

This timetable gives expected dates only. If they change, we will make an announcement to the UKLA, post the information on our Web site
(www.amvescap.com) and issue a press release.

                                  AMVESCAP PLC
          (Registered and Incorporated in England and Wales No. 308372)

Directors:
C. W. Brady (Chairman)
M. L. Flanagan (Chief Executive Officer)
R. D. Adams
Sir John Banham
J. R. Canion
Dr. T. R. Fischer
R. H. Graham
D. Kessler
E. P. Lawrence
B. Longstreth
J. I. Robertson
J. D. Rogers

Secretary:
M. S. Perman

                                                              Registered Office:
                                                              30 Finsbury Square
                                                                London EC2A 1AG

                                                                 October 4, 2005

To holders of Ordinary Shares and the holder of the Special Voting Share

Dear Fellow Shareholders,

                        EXTRAORDINARY GENERAL MEETING AND

                SEPARATE GENERAL MEETING OF ORDINARY SHAREHOLDERS

I am writing to you to set out proposals for the redenomination of the Company's ordinary share capital into U.S. dollars and to convene an Extraordinary General Meeting of the Company and a Separate General Meeting of Existing Ordinary Shareholders for this purpose to be held at 9:00 a.m. and 9:05 a.m. (or as soon thereafter as the Extraordinary General Meeting has been concluded or adjourned), respectively, on November 1, 2005 at the offices of JPMorgan Cazenove Ltd., 20 Moorgate, London EC2R 6DA. The formal Notice of Extraordinary General Meeting including the resolution to be proposed is set out on pages 11 to 14 of this document. The formal Notice of the Separate General Meeting is set out on pages 15 and 16 of this document immediately following the Notice of Extraordinary General Meeting.

While the actions which we are asking you to approve are straightforward, the legal form of the resolution to be proposed at the EGM (the "EGM Resolution") is fairly complex. Furthermore, Existing Ordinary Shareholders are required to sanction the variation of share class rights involved in the Redenomination at the Separate General Meeting. In this letter, I will seek to describe the purpose of both the EGM Resolution and the Separate General Meeting in non-technical business terms.

REDENOMINATION OF CAPITAL

AMVESCAP, as a U.K. public company, has always reported its results in sterling. As Shareholders are aware, the majority of the Group's revenues, assets and liabilities are denominated in U.S. dollars. From 2006 (and in respect of the financial year ending December 31, 2005) we intend to present the Group's results in U.S. dollars so as to mitigate the impact of foreign exchange movements on reported earnings. As part of this process it would be advantageous to redenominate the Company's ordinary share capital into U.S. dollars in order to be consistent with the functional currency of the majority of our main operating subsidiaries. The Company is also proposing the cancellation of its share premium account which is denominated in sterling. This will enable the Company, subject to protection of creditors, to treat the share premium account as distributable in due course. The nominal value of the Special Voting Share will not be affected by this proposal. Set out in Appendix I, beginning on page 6 of this document, is a fuller explanation of these proposals.

Let me assure you that several things will not change:

- ALL SHAREHOLDERS WILL HAVE THE SAME NUMBER OF SHARES AFTER THE REDENOMINATION AS THEY HAD BEFORE;

-    THE SHARE PRICE WILL STILL BE QUOTED IN STERLING;

-    THE SHARES WILL STILL BE TRADED ON THE LONDON STOCK EXCHANGE;

- THIS CHANGE WILL NOT REDUCE THE COMPANY'S ASSETS, LIABILITIES OR OVERALL SHAREHOLDERS' FUNDS;

-    YOUR RIGHT TO VOTE WILL NOT BE AFFECTED; AND

-    DIVIDENDS WILL CONTINUE TO BE PAID IN STERLING.

Shareholders should also note that the proposed redenomination will not alter the rights attached to the Special Voting Share.

As a consequence of redenominating the Company's ordinary share capital into U.S. dollars, the authorities granted to the Directors at this year's Annual General Meeting to allot securities and to repurchase shares need to be amended so that the limits on such authorities are expressed in U.S. dollars, not sterling. The EGM Resolution to be proposed at the EGM replaces the authorities granted at the Annual General Meeting in order to express the relevant limits in U.S. dollars. The EGM Resolution also makes certain minor changes to the Articles of Association (including the maximum sum payable by way of Directors' fees), full details of which are described in Appendix I.

The Class Resolution to be proposed at the Separate General Meeting is required to sanction the variation of share class rights involved in the Redenomination.

VOTING

Voting at the EGM and the Separate General Meeting will be by way of a poll. Both the Existing Ordinary Shareholders and the holder of the Special Voting Share are entitled to vote on the EGM Resolution at the EGM. Only the Existing Ordinary Shareholders are entitled to vote on the Class Resolution at the Separate General Meeting.

The Chairman will call for a poll and invite each Shareholder and proxy present at the EGM and, as the case may be, the Separate General Meeting to complete a poll card indicating how they wish to cast their votes in respect of the relevant Resolution. In addition, the Chairman will cast the votes for which he has been appointed proxy. Once the results have been verified by the Registrars, they will be notified to the London Stock Exchange and published on the Company's Web site.

ACTION TO BE TAKEN

You will find enclosed a white form of proxy in respect of the EGM and a yellow form of proxy in respect of the Separate General Meeting. It is important that you complete and sign the white form of proxy and, if you are an Ordinary Shareholder, the enclosed yellow form of proxy in accordance with the instructions printed thereon, whether or not you intend to be present at the relevant Shareholder meeting. You are requested to complete the relevant form or forms of proxy and return it or them so as to reach Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and, in any event, not later than the time indicated thereon. Completion and return of the relevant form of proxy will not preclude you from attending and voting in person at the relevant Shareholder meeting.

Consistent with the approach adopted at the Company's Annual General Meeting, the Company also offers Shareholders the opportunity to cast their votes electronically in respect of the forthcoming EGM and Separate General Meeting, either through the CREST proxy system or via the Web site of our registrars, Capita Registrars, at www.capitaregistrars.com. The relevant proxy cards enclosed with this document will contain a personal investor code specific to each Shareholder, which relevant Shareholders will need in order to register their votes via the Internet.

FURTHER INFORMATION

Further information on the Redenomination and the Resolutions to be passed in connection with it can be found at Appendix I to this Letter.

RECOMMENDATION

The Board considers that the Resolutions to be proposed at the EGM are in the best interests of the Shareholders taken as a whole and at the Separate General Meeting are in the best interests of the holders of the Ordinary Shares and recommends you to vote in favour of them, as the Directors intend to do in respect of their own beneficial holdings.

Yours faithfully,


/s/ Charles W. Brady
------------------------------------
Charles W. Brady, Chairman

                                   APPENDIX I

                          DETAILS OF THE REDENOMINATION

The Redenomination will be implemented by way of a reduction of capital pursuant to Section 135 of the Companies Act 1985. This requires:

(i) all the ordinary share capital of the Company to be reduced by cancelling and extinguishing all of the issued and unissued Existing Ordinary Shares and the credit arising in the Company's books of account as a result of such cancellation and extinction being transferred to the Company's Cancellation Reserve; and

(ii) the amount standing to the credit of the Company's share premium account to be cancelled and the credit arising in the Company's books of account as a result of such cancellation being transferred to the Company's Special Reserve.

On the day the Reduction takes effect the authorised share capital of the Company will be increased by U.S.$105,000,000 (being the amount in U.S. dollars which is necessary, rounded up to the nearest U.S. dollar, to create such number of new ordinary shares with a nominal value of 10 U.S. cents each (each a "U.S.$ Share") as is equal to the aggregate number of issued and unissued Existing Ordinary Shares). The U.S.$ Shares will have the same rights and restrictions attached to them as the Existing Ordinary Shares.

The sum standing to the credit of each of the Cancellation Reserve and the Special Reserve will be converted into U.S. dollars at the spot rate of exchange for the purchase of U.S. dollars with sterling at 8:00 a.m. on the day on which the Court Order confirming the Reduction is made (the "L/U.S.$ Rate"). On the Effective Date the Cancellation Reserve will be applied in paying up such number of U.S.$ Shares as is equal to the aggregate number of issued Existing Ordinary Shares in full at par. If there is any surplus amount remaining in the Cancellation Reserve, such surplus amount shall be transferred to the Special Reserve, which may become distributable but which will be subject to any undertaking given to the Court in connection with its approval of the Reduction (see further below).

On the Effective Date the required number of U.S.$ Shares will be allotted, issued and credited as fully paid to those persons who appear on the register of members of the Company at 6:30 a.m. on the Effective Date in the proportion of one U.S.$ Share for each Existing Ordinary Share held by them. Finally, the Court will require to be satisfied that creditors of the Company will not be adversely affected by the Reduction. An undertaking from the Company to the Court limiting the circumstances in which the amounts standing to the credit of the Special Reserve may be distributed will be given by the Company to the Court.

INCREASE OF CAPITAL

Prior to the Reduction becoming effective the Company will increase its capital by L50,000 by the creation of 50,000 Preference Shares. The Preference Shares will be created so that, following confirmation by the Court of the Reduction, the share capital of the Company will continue to satisfy the requirements of
Section 118 of the Companies Act 1985 that any public company incorporated thereunder must have a minimum share capital of L50,000. It is expected that prior to the Reduction becoming effective the Preference Shares will be issued to JPMorgan Cazenove Ltd. (or an affiliate thereof), one of the Company's financial advisers, for L50,000 in cash. The terms of the Preference Shares are set out below.

The holders of the Preference Shares will be entitled to receive a monthly dividend at an annual rate of 7 percent per annum on the nominal value of those shares. In addition, upon a winding up of the Company, the holders of the Preference Shares will be entitled to receive, prior to any payment to any Ordinary Shareholders:

(i) repayment of an amount equal to the nominal value of each Preference Share; and

(ii) any dividend due for payment or any arrears of dividend relating to each Preference Share.

The holders of Preference Shares will only be entitled to receive notice of general meetings, or to attend, speak and vote at general meetings, in the following circumstances:

(i) when a resolution is proposed at a general meeting to wind up the Company. In this case, the holders of the Preference Shares may attend but not speak or vote at such general meeting; and

(ii) when a resolution is proposed at a general meeting to vary the rights attached to the Preference Shares. In this case, the holders of the Preference Shares are entitled to attend, speak and vote, provided that this entitlement extends only to voting on that resolution or any motion to adjourn the general meeting before the resolution is voted on.

The Preference Shares will be redeemable at par (plus any dividend due for payment or any arrears of dividend relating to each Preference Share) at the Company's option by giving seven days' notice to the holders of such shares.

However, on any date on which a dividend is paid on the Preference Shares, the Directors can decide to pay a special dividend of L50,000 (in aggregate) to the holders of the Preference Shares, (the "Special Dividend"). The Special Dividend will be payable in addition to any normal dividend that is due on such date. Upon payment of the Special Dividend, the rights attaching to the Preference Shares will be altered such that:

(i) the Preference Shares will cease to be entitled to receive the monthly dividend and will no longer carry any entitlement to participate in any of the profits of the Company;

(ii) on a winding up of the Company, the Preference Shares shall not carry any entitlement to participate in the assets of the Company;

(iii) the holders of the Preference Shares will cease to be entitled to receive notice of, or to attend or vote at, any general meeting of the Company;

(iv) the Company shall be deemed to have an irrevocable authority at any time to transfer the Preference Shares for no consideration to such person or persons as the Company may determine or to redeem such shares for no consideration by giving seven days' notice to the holders of such shares; and

(v) the Preference Shares will automatically be redesignated as Deferred Sterling Shares.

CHANGES TO THE ARTICLES OF ASSOCIATION

The Articles of Association will be amended to (inter alia) reflect the increases in capital noted above and to set out the rights attaching to the Preference Shares.

At the same time, the Articles will be amended to correct a clerical error in the previous amendment made at the 2004 annual general meeting. At that time, the description of voting rights attached to the Existing Ordinary Shares was erroneously changed to provide for one vote for each ordinary share. This error has not at any time affected any resolutions passed by the Company or otherwise had any effect on Shareholder rights. The EGM Resolution will correct the Articles by restoring the previous language stipulating that the number of votes which may be cast on a poll in respect of the Ordinary Shares is one vote for every four Ordinary Shares held.

OTHER EGM RESOLUTIONS

At the Annual General Meeting of the Company on April 28, 2005, resolutions were passed granting authority to the Directors to allot securities and to repurchase shares. Limits were set on these authorities that were expressed in sterling. If the Redenomination takes place, these limits must be expressed in U.S. dollars rather than sterling.

Paragraphs 4, 5 and 6 of the EGM Resolution in the Notice of Extraordinary General Meeting contain the same authorities that were granted at the Annual General Meeting, but with any limits expressed in U.S. dollars. If the EGM Resolution is passed, the previous authorities will lapse and will be replaced with those set out in paragraphs 4, 5 and 6 of the EGM Resolution.

Paragraph 7 of the EGM Resolution further amends the Articles of Association to reflect the changes required for the purposes of the Redenomination and so that the existing limit on the aggregate fees that may be paid to Directors is expressed in U.S. dollars and is limited to U.S.$2,000,000 per annum. This change reflects the fact that most of the Directors to whom fees are paid are resident in the U.S.

SEPARATE GENERAL MEETING

In order to effect the Redenomination, the Articles of Association and the Act require an extraordinary resolution to be passed at a Separate General Meeting of the Existing Ordinary Shareholders. At the Separate General Meeting, the Class Resolution must be approved by not less than 75 percent of the votes cast by Existing Ordinary Shareholders in person or on a poll and, except at any adjournment of the Separate General Meeting, a quorum of Existing Ordinary Shareholders representing in person or by proxy one third of the issued ordinary share capital must be present.

CONDITIONS

The Redenomination will become effective and binding if the following conditions are fulfilled:

(i) the EGM Resolution set out in the Notice of Extraordinary General Meeting in this document is duly passed as a special resolution;

(ii) the Class Resolution set out in the Notice of Separate General Meeting in this document is duly passed as an extraordinary resolution;

(iii) the L/U.S.$ Rate on the date on which the Reduction is confirmed by the Court is no less than L1/U.S.$0.40. This condition is to ensure that Redenomination does not result in an increase in the nominal value of the Company's issued share capital. Were this to be the case, the Company would be required to publish a prospectus in connection with the Redenomination;

(iv) the Reduction is confirmed by the Court and an office copy of the Court Order together with a minute containing the particulars required by Section 138 of the Companies Act 1985 are registered by the Registrar of Companies in England and Wales; and

(v) the U.K. Listing Authority shall have agreed to admit, subject only to allotment and issue, the relevant U.S.$ Shares to the Official List and the London Stock Exchange shall have agreed to admit the U.S.$ Shares to the LSE's market for listed securities subject only to the Reduction having taken effect.

If the above conditions are fulfilled, it is expected that the Redenomination will become effective on December 8, 2005. Shareholders will be notified of the exact date on which the Redenomination becomes effective by an advertisement in the U.K. press. Notwithstanding any approval of Shareholders given at the EGM and the Separate General Meeting, the Board reserves the right not to take the necessary action to give effect to the Redenomination if it considers such action would not be appropriate or in the best interests of the Company or its Shareholders.

EFFECTS OF THE REDENOMINATION

The Redenomination will not reduce the Company's assets, liabilities or overall Shareholders' funds. Each Shareholder will maintain the same number of shares and percentage interest in the issued ordinary share capital of the Company as he had immediately before the Effective Date.

However, as the Redenomination will effectively involve reducing the nominal value of each Existing Ordinary Share from 25 pence to 10 U.S. cents, additional distributable reserves of the Company will be created subject to any undertaking given to the Court. The extent of this increase will be dependent upon the L/U.S.$ Rate, but the total additional distributable reserves created will be equal to the amount standing to the credit of the Special Reserve after the U.S.$ Shares have been issued on the Effective Date and any surplus in the Cancellation Reserve has been transferred to the Special Reserve. As noted in the paragraph entitled "Details of the Redenomination", the ability of the Company to distribute these reserves created by the Redenomination will be subject to any conditions imposed by the Court for the purposes of protecting the existing creditors of the Company.

DIVIDENDS

The Company's dividends will continue to be paid in sterling. All mandates and other instructions in force relating to dividend payments will, unless and until revoked, remain in force.

SHARE CERTIFICATES AND CREST

Shares held in certificated form on the Effective Date

No new certificates for the U.S.$ Shares will be dispatched if the Redenomination becomes effective. The share certificates for the Existing Ordinary Shares will remain effective even though the nominal amount of U.S.$ Shares will then be different from that stated on such share certificates.

Shares held in uncertificated form (that is, in CREST) on the Effective Date

If the Redenomination becomes effective, then prior to the commencement of dealings in the U.S.$ Shares on the LSE, the appropriate stock account of the relevant Shareholder in CREST will be credited with such person's entitlement to U.S.$ Shares and the relevant holding of Existing Ordinary Shares will be cancelled.

The U.S.$ Shares are expected to be eligible to be traded through the CREST system with effect from the date of commencement of dealings on the LSE.

DEALINGS AND SETTLEMENT

If the Redenomination becomes effective on December 8, 2005, dealings in the U.S.$ Shares on the LSE will commence on December 8, 2005.

It is not expected that there will be any suspension of dealings in the Company's securities in London, New York or Toronto, and the register of members of the Company will not close for the purposes of implementing the Redenomination.

THE FTSE 100 INDEX

The Company is a constituent of, and all of the issued Existing Ordinary Shares are included in, the FTSE 100 Index. The Directors believe that, immediately following the Redenomination, the U.S.$ Shares in issue will be included in place of the Existing Ordinary Shares previously in issue, in the FTSE 100 Index.

TAXATION

The following statements are intended only as a general guide to current U.K. tax legislation and to the current practice of the H.M. Revenue and Customs. They relate only to persons who are the absolute beneficial owners of the shares (and not to certain classes of persons, such as dealers in securities, insurance companies, collective investment schemes or any persons holding or acquiring shares by reason of employment) and who are resident, or (if individuals) resident or ordinarily resident, in the U.K. for tax purposes. Any person who is in any doubt as to his tax position is strongly recommended to consult his professional advisers immediately. The cancellation of the Existing Ordinary Shares and the issue of the U.S.$ Shares should not give rise to any liability for U.K. capital gains tax purposes. For U.K. capital gains tax purposes the U.S.$ Shares should be treated as the same asset as a shareholder's holding of the Existing Ordinary Shares.

No U.K. stamp duty will be payable as a result of the issue of U.S.$ Shares to the holders of Existing Ordinary Shares pursuant to the Redenomination.

It is also expected that no U.K. stamp duty reserve tax should be payable as a result of the issue of U.S.$ Shares to the holders of Existing Ordinary Shares pursuant to the Redenomination.

ADRS AND EXCHANGEABLE SHARES

The Redenomination will not affect the holders of ADRs or Exchangeable Shares, save that the securities for which each of the ADRs and the Exchangeable Shares may be exchanged will become the U.S.$ Shares, which will be denominated in U.S. dollars rather than sterling.

CERTAIN REGULATORY MATTERS; NON-U.K. SHAREHOLDERS

The Company has been advised that the Redenomination is exempt from the registration requirements of the U.S. Securities Act of 1933. In addition, the Directors believe that the Company has made all required filings and complied with all other necessary formalities in connection with the Redenomination in Canada, Germany, France, Belgium, Ireland, Hong Kong and the Cayman Islands. It is, however, the responsibility of non-U.K. shareholders to ensure that all relevant laws and regulations in non-U.K. jurisdictions applicable to them or their shareholdings (for example, exchange control laws or regulations) are complied with, and that they obtain any permissions or consents, or make any filings, required to be made by them in non-U.K. jurisdictions. Any Shareholders who are in doubt as to the particular requirements that may apply to them in connection with the Redenomination are urged to consult their own advisors.

SHARE SCHEMES

As a consequence of the Redenomination, all current and future options and awards granted under the Share Schemes will relate to U.S.$ Shares. This change does not require any amendments to be made to the rules of the Share Schemes.

TRUSTEE INVESTMENT STATUS

The Redenomination will have no effect in relation to the Trustee Act 2000.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of each set of the draft amended Articles of Association, together with copies of the Directors' service contracts (and/or letters of appointment) with the Company and any of its subsidiaries, and the register of Directors' interests are available for inspection by any person at the Company's registered office, 30 Finsbury Square, London EC2A 1AG, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and will also be available at the venue of the EGM to any person for at least 15 minutes prior to, and until the conclusion of, the EGM and the Separate General Meeting.

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                                       OF

                                  AMVESCAP PLC

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of AMVESCAP PLC (the "Company") will be held at the offices of JPMorgan Cazenove Ltd., 20 Moorgate, London EC2R 6DA on November 1, 2005 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

                               SPECIAL RESOLUTION

THAT,

1.   with effect from the passing of this Resolution:

     (a) the authorised share capital of the Company be increased from L262,500,000 to L262,550,000 by the creation of 50,000 redeemable preference shares of L1 each, such shares to carry the rights set out in the Articles of Association as amended in accordance with paragraph 1(c) of this Resolution (the "Preference Shares");

     (b) in addition to the authority granted to the Directors at the most recent annual general meeting of the Company, the Directors be and are hereby generally authorised and empowered pursuant to Section 80 of the Companies Act 1985 to allot 50,000 Preference Shares with a maximum nominal amount of L50,000, such authority to expire on December 31, 2005;

     (c) the Articles of Association of the Company be amended so as to be in the form of the Articles of Association produced to the meeting that are marked and initialled by the chairman as the "Amended Articles of Association" for the purposes of identification;

2. subject to (a) the L/U.S.$ Rate (as defined in paragraph 3 below) being no less than L1/U.S.$0.40, and (b) the passing as an extraordinary resolution at a separate general meeting of the holders of the ordinary shares in the capital of the Company (or any adjournment thereof) of the resolution set out in the notice dated October 4, 2005 convening such meeting, the ordinary share capital of the Company be reduced by cancelling and extinguishing all of the issued and unissued ordinary shares of 25p each (each ordinary share, a "Relevant Ordinary Share") and the credit arising in the Company's books of account as a result of such cancellation and extinction be transferred to a special reserve of the company (the "Cancellation Reserve") and the amount standing to the credit of the Company's share premium account be cancelled and the credit arising in the Company's books of account as a result of such cancellation be transferred to a special reserve of the Company (the "Special Reserve") (together with the cancellation and extinction of the Relevant Ordinary Shares, the "Reduction");

and subject to and forthwith upon the Reduction taking effect:

3. (a) the authorised share capital of the Company be increased from L50,000.25 to L50,000.25 and U.S.$105,000,000 by the creation of 1,050,000,000 new ordinary shares with a nominal value of 10 U.S. cents each (each such share, a "U.S.$ Share"), such U.S.$ Shares to have the same rights and restrictions attached thereto (save as to the amount paid up on each share) as are attached by the Articles of Association of the Company as amended in accordance with paragraph 7 of this Resolution;

     (b) the sums standing to the credit of each of the Cancellation Reserve and the Special Reserve be converted into U.S. dollars at the spot rate of exchange for the purchase of U.S. dollars with sterling at 8:00 a.m. on the day on which the Court Order confirming the Reduction is made (the "L/U.S.$ Rate");

     (c) the sum standing to the credit of the Cancellation Reserve as a result of the conversion referred to in sub-paragraph (3)(b) be applied in paying up such number of U.S.$ Shares as is equal to the aggregate number of issued Relevant Ordinary Shares (the "Required Number") in full at par, provided that if there would otherwise be any surplus amount remaining in the Cancellation Reserve, such surplus amount shall be transferred to the Special Reserve;

     (d) the Required Number of U.S.$ Shares be allotted and issued credited as fully paid to those persons who appeared on the register of members of the Company as the holders of the issued Relevant Ordinary Shares at 6:30 a.m. on the date on which the Reduction takes effect in the proportion of one U.S.$ Share for each issued Relevant Ordinary Share then held by them; and

     (e) in addition to and without prejudice to any other authority conferred upon the Directors to allot relevant securities of the Company, the Directors be and they are hereby generally and unconditionally authorised pursuant to and for the purposes of Section 80 of the Act to exercise all the powers of the Company to allot the Required Number of U.S.$ Shares (involving a maximum nominal amount in U.S. dollars of relevant securities as is equal to the Required Number multiplied by 10 U.S. cents) and this authority shall expire on December 31, 2005;

4. the Directors of the Company be, and they are hereby, generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in sub-section (2) of that section) up to an aggregate nominal amount of U.S.$23,900,000 provided that:

     (a) this authority, unless renewed or revoked, shall expire on April 27, 2010, save that the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if this authority had not expired; and

     (b) upon the passing of this Resolution, and without prejudice to the authorities granted by paragraphs 1(b) and 3(e) of this Resolution, the resolution passed as resolution 12 at the Annual General Meeting on April 28, 2005, shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby);

5.   (a)  the Directors of the Company be, and are hereby, empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash as if section 89(1) of that Act did not apply to such allotment, provided that the power conferred by this Resolution shall be limited to:

          (i) any allotment of equity securities in connection with a rights issue, being an offer of equity securities to (1) the holders (other than the Company) of U.S.$ Shares on the relevant register on a fixed record date in proportion (as nearly as may be) to their respective holdings of U.S.$ Shares (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) and (2) other persons so entitled by virtue of the rights attaching to any other securities held by them (but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or record dates or legal or practical problems under the laws of any territory or the requirements of any recognised regulatory body or stock exchange); and

          (ii) any allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value not exceeding U.S.$4,050,000;

     (b)  this power, unless, renewed, shall expire on April 27, 2010;

     (c) the Company may make offers or agreements before this power has expired which would or might require equity securities to be allotted after such expiry, and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired;

     (d) references (except in paragraph (f) below) to an allotment of equity securities shall include a sale of treasury shares;

     (e) upon the passing of this Resolution, the resolution passed as resolution 13 at the Annual General Meeting on April 28, 2005, shall be of no further force or effect (without prejudice to any previous exercise of the powers granted thereby);

     (f) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority conferred by paragraph 4 of this Resolution; and

     (g) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for, or convert any securities into, shares of the Company, the nominal value of such shares which may be issued pursuant to such rights;

6. the Company is, pursuant to section 166 of the Companies Act 1985, hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of that Act) of U.S.$ Shares provided that:

     (a) the maximum number of U.S.$ Shares hereby authorised to be purchased is 81,076,000;

     (b) the minimum price which may be paid for a U.S.$ Share is 10 U.S. cents per ordinary share or the equivalent in any other currency;

     (c) the maximum price which may be paid for a U.S.$ Share is an amount equal to 105 percent of the average of the middle market price shown in the quotations for a U.S.$ Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the U.S.$ Share is contracted to be purchased;

     (d) the authority hereby conferred shall expire on the earlier of July 27, 2006, and the conclusion of the next annual general meeting of the Company, unless such authority is renewed prior to such time;

     (e) the Company may make a contract to purchase U.S.$ Shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of U.S.$ Shares in pursuance of any such contract; and

     (f) upon the passing of this Resolution, the resolution passed as resolution 14 at the Annual General Meeting on April 28, 2005, shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby); and

7. the Articles of Association be amended further so as to be in the form of the Articles of Association produced to the meeting that are marked and initialled by the chairman as the "Further Amended Articles of Association" for the purposes of identification.

By Order of the Board
Michael S. Perman, Secretary

October 4, 2005

                                                              Registered Office:
                                                              30 Finsbury Square
                                                                 London EC2A 1AG

                                              Registered Number: 308372, England

              NOTES TO THE NOTICE OF EXTRAORDINARY GENERAL MEETING

1. A member entitled to attend and vote at the EGM may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his behalf. In order to be valid, an appointment of proxy must be returned by one of the following methods:

     - in hard copy form by post, by courier or by hand to the Company's registrars, Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, duly completed and executed, together with any power of attorney or other authority under which it is signed (or a notarially certified copy thereof); or

     - in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below; or

     - via www.capitaregistrars.com using the investor code contained in the white form of proxy enclosed with this notice,

     and in each case must be received by the Company not less than 48 hours before the time of the meeting. The appointment of a proxy does not prevent a member from attending and voting at this meeting.

2. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

3. A person entered on the register of members of the Company at close of business on October 30, 2005 ("a member") is entitled to attend and vote at the EGM pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001. Any changes to the Register of Members after such time and date shall be disregarded in determining the rights of any person to attend and/or vote at the EGM. If the EGM is adjourned, entitlement to attend and vote at the adjourned meeting, and the number of votes which may be cast thereat, will be determined by reference to the Company's register of members 48 hours before the time fixed for the adjourned meeting.

           NOTICE OF SEPARATE GENERAL MEETING OF ORDINARY SHAREHOLDERS

                                       OF

                                  AMVESCAP PLC

NOTICE IS HEREBY GIVEN that a meeting of the holders of ordinary shares ("Ordinary Shares") of 25p each in the capital of AMVESCAP PLC (the "Company") will be held at the offices of JPMorgan Cazenove Ltd., 20 Moorgate, London EC2R 6DA on November 1, 2005 at 9:05 a.m. (or as soon thereafter as the preceding Extraordinary General Meeting of the Company convened for 9:00 a.m. on the same day shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following Resolution which will be proposed as an Extraordinary Resolution:

                            EXTRAORDINARY RESOLUTION

THAT, this separate general meeting of the holders of Ordinary Shares hereby consents to:

(i) the passing and giving effect to the resolution set out in the notice of Extraordinary General Meeting of the Company dated October 4, 2005 (a copy of which has been produced to this meeting and, for the purpose of identification, signed by the Chairman hereof); and

(ii) each and every alteration or abrogation of the special rights and privileges attached to the Ordinary Shares involved in or effected by the passing and implementation of such resolution.

By Order of the Board
Michael S. Perman, Secretary

October 4, 2005

                                                              Registered Office:
                                                              30 Finsbury Square
                                                                 London EC2A 1AG

                                              Registered Number: 308372, England

    NOTES TO THE NOTICE OF SEPARATE GENERAL MEETING OF ORDINARY SHAREHOLDERS

1. A registered holder of Ordinary Shares is entitled to attend and vote at the Separate General Meeting may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his behalf. In order to be valid, an appointment of proxy must be returned by one of the following methods:

     - in hard copy form by post, by courier or by hand to the Company's registrars, Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, duly completed and executed, together with any power of attorney or other authority under which it is signed (or a notarially certified copy thereof); or

     - in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below; or

     - via www.capitaregistrars.com using the investor code contained in the yellow form of proxy enclosed with this notice,

     and in each case must be received by the Company not less than 48 hours before the time of the meeting. The appointment of a proxy does not prevent a member from attending and voting at this meeting.

2. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

3. A person entered on the register of members of the Company at close of business on October 30, 2005 ("a member") is entitled to attend and vote at the Separate General Meeting pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001. Any changes to the Register of Members after such time and date shall be disregarded in determining the rights of any person to attend and/or vote at the Separate General Meeting. A quorum for the above meeting shall be persons holding or representing by proxy not less than one-third of the issued Ordinary Shares (excluding for these purposes any Ordinary Shares held in treasury).

                                   DEFINITIONS

The following definitions shall apply to words and phrases used in this document (except where the context requires otherwise and except in the Notices of Extraordinary General Meeting and Separate General Meeting which contain separate definitions).

ACT                                   means the Companies Act 1985, as amended

ADRS                                  means the American Depository Receipts of the Company
                                      that trade on the New York Stock Exchange

ANNUAL GENERAL MEETING or AGM         means the last annual general meeting of the Company
                                      held on April 28, 2005, at 30 Finsbury Square, London
                                      EC2A 1AG

ARTICLES or ARTICLES OF ASSOCIATION   means the articles of association of the Company as
                                      amended from time to time

BOARD                                 means the Board of Directors of the Company from time to
                                      time

CANCELLATION RESERVE                  means the reserve arising on the cancellation of the
                                      issued Existing Ordinary Shares pursuant to the
                                      Reduction

CHAIRMAN                              means the chairman of the Board, the chairman of the
                                      EGM, or the chairman of the Separate General Meeting, as
                                      the content may require

CLASS RESOLUTION                      means the extraordinary resolution to be proposed at the
                                      Separate General Meeting as set out on page 15 of this
                                      document

COMPANY or AMVESCAP                   means AMVESCAP PLC

COURT                                 means the High Court of Justice in England and Wales

COURT ORDER                           means the order of the Court confirming the Reduction

CREST                                 means the system for paperless settlement of trades in
                                      securities and the holding of uncertified securities
                                      operated by CRESTCo in accordance with the Uncertified
                                      Securities Regulations 2001

CRESTCO                               means CRESTCo Limited, the operator of CREST

DIRECTORS                             means the members of the Board

EFFECTIVE DATE                        means the date on which the Redenomination becomes
                                      effective

EGM RESOLUTION                        means the special resolution to be proposed at the EGM
                                      as set out on pages 11 to 13 of this document

EXCHANGEABLE SHARES                   means the shares of AMVESCAP Inc., a Canadian
                                      wholly-owned subsidiary of the Company, that are
                                      exchangeable into Ordinary Shares of the Company

EXISTING ORDINARY SHARE(S)            means the existing ordinary shares of 25p each in the
                                      capital of the Company excluding, for the avoidance of
                                      doubt, the Special Voting Share, and "EXISTING ORDINARY
                                      SHAREHOLDER(S)" shall be construed accordingly

Extraordinary General Meeting
or EGM                                means the extraordinary general meeting of the Company
                                      (or any adjournment thereof) convened by the Board to be
                                      held at the offices of JPMorgan Cazenove, 20 Moorgate,
                                      London EC2R 6DA at 9:00 a.m. on November 1, 2005

FTSE 100 INDEX                        means the index maintained by the FTSE Group of the 100
                                      companies with the largest market capitalisation listed
                                      in the U.K. from time to time

GROUP                                 means the Company and its consolidated subsidiaries

LONDON STOCK EXCHANGE or LSE          means London Stock Exchange plc

OFFICIAL LIST                         means the official list maintained by the UKLA

ORDINARY SHARE(S)                     means any ordinary shares from time to time in the
                                      capital of the Company but excluding, for the avoidance
                                      of doubt, the Special Voting Share, and "ORDINARY
                                      SHAREHOLDER(S)" shall be construed accordingly

PREFERENCE SHARE(S)                   means the redeemable preference shares of L1 each
                                      to be issued by the Company immediately prior to the
                                      Reduction in order to comply with the minimum capital
                                      requirements of the Companies Act 1985

REDENOMINATION                        means the proposed redenomination of the Company's
                                      Existing Ordinary Shares into U.S.$ Shares

REDUCTION                             means the proposed reduction of capital of the Company
                                      to be carried out in order to implement the
                                      Redenomination, as described in this document

REGISTRARS                            means Capita Registrars Limited, The Registry, 34
                                      Beckenham Road, Beckenham, Kent BR3 4TU, registrars of
                                      the Company

RESOLUTIONS                           means the EGM Resolution and the Class Resolution and
                                      "Resolution" shall mean either one of them as the
                                      context requires

SEPARATE GENERAL MEETING              means the separate general meeting of Existing Ordinary
                                      Shareholders convened for 9:05 a.m. on November 1, 2005
                                      (or as soon thereafter as the EGM has been concluded or
                                      adjourned), notice of which is set out immediately
                                      following the notice of EGM in this document

SHAREHOLDER(S)                        means the holders of the Special Voting Share and the
                                      Existing Ordinary Shares and/or U.S.$ Shares, as the
                                      context requires

SHARE SCHEMES                         means the employee share schemes of the Company from
                                      time to time

SPECIAL DIVIDEND                      means the special dividend of L50,000 that the
                                      Board may decide to pay to the holders of the Preference
                                      Shares

SPECIAL RESERVE                       means the reserve arising on the cancellation of the
                                      Company's share premium account pursuant to the
                                      Reduction

SPECIAL VOTING SHARE                  means the share of 25 pence in the capital of the
                                      Company so designated in the Articles

STERLING                              means the lawful currency from time to time of the U.K.

U.K.                                  means the United Kingdom of Great Britain and Northern
                                      Ireland

UKLA or U.K. LISTING AUTHORITY        means the Financial Services Authority, in its capacity
                                      as the competent authority for the purposes of Part VI
                                      of the Financial Services and Markets Act 2000

U.S. DOLLARS                          means the lawful currency from time to time of the
                                      United States of America

U.S.$ SHARES                          means ordinary shares of 10 U.S. cents each in the
                                      capital of the Company to be created pursuant to the
                                      Redenomination

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AMVESCAP PLC
                                      --------------------------
                                             (Registrant)

Date:  11 April, 2006                 By /s/ Michael S. Perman
      ----------------------             -----------------------
                                              (Signature)

                                           Michael S. Perman
                                           Company Secretary